                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                   FORM U-33-S

               ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES

                        Filed under Section 33(e) of the

             Public Utility Holding Company Act of 1935, as amended



                   For the fiscal year ended December 31, 2001

       Filed pursuant to the Public Utility Holding Company Act of 1935 by

                                    TXU Corp.
                                  Energy Plaza
                                1601 Bryan Street
                               Dallas, Texas 75201



        This Commission is requested to mail copies of all communications relating to this Annual Report to:

                              Robert A. Wooldridge
                                Hunton & Williams
                                  Energy Plaza
                          1601 Bryan Street, 30th Floor
                               Dallas, Texas 75201

                                   May 1, 2002


ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES - PAGE 1

         TXU Corp. (the "Company"), a Texas corporation and an exempt holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby files with the Securities and Exchange Commission ("Commission") this Annual Report Concerning Foreign Utility Companies pursuant to Section 33(e) of the Act and Rule 57(b) of the implementing regulations thereunder 17 C.F.R. Section 250.57(b)(1996). The Company is an associate company of each of
(1) TXU Electricity Limited, (ii) TXU Europe Limited, (iii) Compania Mexicana de Gas S.A. de C.V.; (iv) TXU Networks (Gas) Pty Ltd; (v) TXU Pty. Ltd.; (vi) TXU Nordic Energy Oy; (vii) Stadtwerke Kiel AG; (viii) Parque Eolico La Carracha S.L.; (ix) Parque Eolico Plana de Jarreta S.L.; and (x) Atro Oyj, each a foreign utility company under the Act.

         ITEM 1.

         A. NAME, LOCATION AND BUSINESS ADDRESS OF EACH FOREIGN UTILITY COMPANY ("FUCO").

         1.       TXU Electricity Limited
                  Level 33
                  385 Bourke Street
                  Melbourne 3000
                  Victoria
                  Australia

         2.       TXU Europe Limited
                  The Adelphi
                  1-11 John Adam Street
                  London
                  England

         3.       Compania Mexicana de Gas S.A. de C.V.
                  Calle San Nicolas de las Garza Nte.
                  2901 Colonia Cementos C.P. 64520
                  Monterrey N.L.
                  Mexico

         4.       TXU Networks (Gas) Pty. Ltd.
                  Level 33
                  385 Bourke Street
                  Melbourne 3000
                  Australia

         5.       TXU Pty. Ltd.
                  Level 33
                  385 Bourke Street
                  Melbourne 3000
                  Australia

         6.       TXU Nordic Energy Oy
                  Mikonkatu 15 A, 3. krs, 00100
                  Helsinki, Finland


ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES - PAGE 2

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         7.       Stadtwerke Kiel AG
                  Knooper Weg 75
                  24116
                  Kiel
                  Germany

         8.       Parque Eolico La Carracha S.L.
                  Paseo de la Independencia 10
                  Zaragoza
                  Spain

         9.       Parque Eolico Plana de Jarreta S.L.
                  Paseo de la Independencia 10
                  Zaragoza
                  Spain

         10.      Atro Oyj
                  Asamakatu 20, 70100
                  Kuopio
                  Finland

         B. DESCRIPTION OF THE FACILITIES UTILIZED FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

         1. TXU Electricity Limited (formerly known as Eastern Energy Limited) ("TXU Electricity") is engaged in the distribution and retailing of electric energy for sale in the State of Victoria, Australia. TXU Electricity's distribution network primarily consists of (i) subtransmission 66kV closed loops supplied from the main grid terminal station busses, (ii) 57 zone substations, and (iii) 46,000 distribution substations or transformers, where voltage is transformed to 415/240 V. TXU Electricity has eight connections with SPI PowerNet. TXU Electricity has approximately 2,000 km of 66kV overhead lines, 26,000 km of 22kV, 12.7 kV, 11 kV and 6.6 kV overhead and underground distribution feeders, 9,000 km of overhead and underground low voltage lines, and 319,000 poles in service. TXU Electricity has approximately 654,000 meters in service for the metering of electricity usage, of which approximately 21,000 are electronic and 633,000 are electro-mechanical.

         2. TXU Europe Limited (formerly known as The Energy Group Ltd.) ("TXU Europe") is a private limited company incorporated in England and Wales. TXU Europe, through its subsidiary TXU Europe Group PLC currently owns, operates or has a principal interest in six power stations in the UK with about 3,072 MW of generating capacity. This includes three coal-fired stations in Drakelow, Ironbridge and High Marnham with generating capacities of 976 MW, 970 MW and 945 MW respectively, a 13.5% interest in Barking Power Station and a subsidiary company. Additionally, TXU Europe owns but does not operate the 380


ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES - PAGE 3

MW Peterborough and 325 MW King's Lynn gas-fired generating stations. In 2001, TXU Europe entered into a series of long-term agreements whereby it leased Peterborough and King's Lynn to an entity that is not a system company of the Company.

       As of December 31, 2001, TXU Europe, through its wholly-owned subsidiary Eastern Electricity Limited and its 50%-owned subsidiary 24seven Utility Services Limited ("24seven") owned and operated a network of approximately 88,000 kilometers of lines and cable that operate predominantly at or below 132kV. In November 2001, TXU Europe entered into an agreement to sell all of its interests in Eastern Electricity Limited and 24seven to London Electricity Group. As of December 31, 2001, the sale had not been completed.

         3. Compania Mexicana de Gas S.A. de C.V. ("CMG") owns a natural gas distribution system in Monterrey, Mexico that includes 687 miles of gas pipeline.

         4. TXU (Gas) Pty. Ltd. (formerly known as Westar Pty. Ltd.) ("TXU Networks") is the holder of a gas distribution license, which provides a right to distribute gas within a defined geographical area in Victoria, Australia. TXU Network's gas distribution network includes approximately 4,800 miles of pipelines over approximately 800 square miles in the western and northwestern Melbourne metropolitan area, together with 19 rural localities in central and western Victoria.

         5. TXU Pty. Ltd. (formerly known as Kinetik Energy Pty. Ltd.) ("TXU Pty.") has a retail license which gives it the exclusive right to supply gas to approximately 420,000 non-contestable customers in its geographic agency area, as agent for GASCOR (a government owned statutory corporation), until such time as those customers become contestable.

         6. TXU Nordic Energy Oy, (formerly known as Teollisuuden Sahkonmyynti
Oy) ("TNE") is a corporation incorporated in Finland that owns 14.7% of the total outstanding shares in Pohjolan Voima Oy ("PVO"), a company incorporated in Finland. PVO owns 25% of the outstanding securities in Fingrid Oyj ("Fingrid"), the national transmission grid company in Finland. PVO also indirectly through subsidiaries owns all or a portion of electric generators that generate approximately 3.361 mega-watts per year.

         7. Stadtwerke Kiel AG ("Kiel") is a German municipal utility based in the City of Kiel, Germany. Kiel has approximately 250,000 electricity and gas customers, owns generators that supply approximately 175 megawatts of power generation and an electric distribution system consisting of approximately 3,150 km of electric lines located in and around the City of Kiel.

         8. Parque Eolico La Carracha S.L. ("P.E. Carracha") is a project company which is developing a series of windmill generators in Aragon, Spain.

         9. Parque Eolico Plana de Jarreta S.L. ("P.E. Plana") is a project company which is developing a series of windmill generators in Aragon, Spain.


ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES - PAGE 4

         10. Atro Oyj is a regional electricity distribution company located in Finland with 100,000 customers and owning distribution wires to serve such customers. Atro Oyj was included as part of the Form U-57 filed by the Company for TXU Europe.

         C. IDENTIFICATION AND DESCRIPTION OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN THE FUCO(s).

         1. TXU Electricity. TXU Electricity is a wholly-owned subsidiary of TXU Australia Pty Ltd which is a wholly-owned subsidiary of TXU Australia Holdings Pty Ltd, which is a wholly-owned subsidiary of TXU Australia Holdings (Partnership) L.P. which is held 49.75% by TXU Australia (LP) No. 1 Limited ("TXUA No. 1"), 49.75% by TXU Australia (LP) No. 2 Limited ("TXUA No. 2"), and ..5% by TXU Australia Holdings (AGP) Pty Ltd ("AGP"). TXUA No. 1, TXUA No. 2 and AGP are all wholly-owned subsidiaries of TXU International Holdings Limited. TXU United Kingdom Holdings Company owns eighty-five percent (85%) of the outstanding voting stock of TXU International Holdings Limited. TXU Finance (No.
1) Holdings Company, a Delaware, owns fifteen percent (15%) of the outstanding voting stock of TXU International Holdings Limited. TXU Finance No. 1 Holdings Company is a wholly owned subsidiary of TXU United Kingdom Holdings Company which is a wholly-owned subsidiary of the Company.

         2. TXU Europe. TXU Europe is a wholly-owned subsidiary of TXU International Holdings Limited. TXU United Kingdom Holdings Company owns eighty-five percent (85%) of the outstanding voting stock of TXU International Holdings Limited. TXU Finance (No. 1) Holdings Company, a Delaware corporation, owns fifteen percent (15%) of the outstanding voting stock of TXU International Holdings Limited. TXU Finance No. 1 Holdings Company is a wholly owned subsidiary of TXU United Kingdom Holdings Company which is a wholly-owned subsidiary of the Company.

         3. CMG. Enserch de Monterrey S.A. de C.V. ("Monterrey") owns 60% of the shares of CMG. Monterrey is a wholly-owned subsidiary of Enserch de Mexico S.A. de C.V. which is a wholly-owned subsidiary of National Pipeline Company which is a wholly-owned subsidiary of TXU Energy Industries Company, which is a wholly-owned subsidiary of the Company.

         4. TXU Networks. TXU Networks is a wholly-owned subsidiary of TXU (No.
9) Pty. Ltd. which is a wholly-owned subsidiary of TXU (No. 8) Pty. Ltd. which is a wholly-owned subsidiary of TXU Australia Pty. Ltd., which is a wholly-owned subsidiary of TXU Australia Holdings Pty. Ltd., which is a wholly-owned subsidiary of TXU Australia Holdings (Partnership) L.P. which is held 49.75% by TXU Australia (LP) No. 1 Limited ("TXUA No. 1"), 49.75% by TXU Australia (LP) No. 2 Limited ("TXUA No. 2"), and .5% by TXU Australia Holdings (AGP) Pty Ltd ("AGP"). TXUA No. 1, TXUA No. 2 and AGP are all wholly-owned subsidiaries of TXU International Holdings Limited. TXU United Kingdom Holdings Company owns eighty-five percent (85%) of the outstanding voting stock of TXU International Holdings Limited. TXU Finance (No. 1) Holdings Company, a Delaware, owns fifteen percent (15%) of the outstanding voting stock of TXU International Holdings Limited. TXU Finance No. 1 Holdings Company is a wholly owned subsidiary of TXU United Kingdom Holdings Company which is a wholly-owned subsidiary of the Company.


ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES - PAGE 5

         5. TXU Pty. TXU Pty. is a wholly-owned subsidiary of TXU (No. 9) Pty. Ltd. which is a wholly-owned subsidiary of TXU (No. 8) Pty. Ltd., which is a wholly-owned subsidiary of TXU Australia Pty. Ltd., which is a wholly-owned subsidiary of TXU Australia Holdings Pty. Ltd, which is a wholly-owned subsidiary of TXU Australia Holdings (Partnership) L.P. ("TXUAH"). TXUAH is held 49.75% by TXU Australia (LP) No. 1 Limited ("TXUA No. 1"), 49.75% by TXU Australia (LP) No. 2 Limited ("TXUA No. 2"), and .5% by TXU Australia Holdings
(AGP) Pty Ltd ("AGP"). TXUA No. 1, TXUA No. 2 and AGP are all wholly-owned subsidiaries of TXU International Holdings Limited. TXU United Kingdom Holdings Company owns eighty-five percent (85%) of the outstanding voting stock of TXU International Holdings Limited. TXU Finance (No. 1) Holdings Company, a Delaware, owns fifteen percent (15%) of the outstanding voting stock of TXU International Holdings Limited. TXU Finance No. 1 Holdings Company is a wholly owned subsidiary of TXU United Kingdom Holdings Company which is a wholly-owned subsidiary of the Company.

         6. TNE. TNE is 80.1% owned by TXU Europe Group plc which is a wholly-owned subsidiary of The Energy Group Limited, which is a wholly-owned subsidiary of TXU Acquisitions Ltd, which is a wholly-owned subsidiary of TXU Finance No. 2 Ltd. TXU Finance No. 2 Ltd. is owned 90% by TXU Europe and 10% by TXU Finance (No. 2) Holdings Company. TXU Finance (No. 2) Holdings Company is a wholly-owned subsidiary of the Company. TXU Europe is a wholly-owned subsidiary of TXU International Holdings Limited. TXU United Kingdom Holdings Company owns 85% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance (No. 1) Holdings Company, a Delaware corporation, owns 15% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance No. 1 Holdings Company is a wholly owned subsidiary of TXU United Kingdom Holdings Company which is a wholly-owned subsidiary of the Company.

         7. Kiel. Kiel is 51% owned by TXU Germany Limited which is a wholly owned subsidiary of TXU Europe Group plc, which is a wholly-owned subsidiary of The Energy Group Limited, which is a wholly-owned subsidiary of TXU Acquisitions Ltd, which is a wholly-owned subsidiary of TXU Finance No. 2 Ltd. TXU Finance No. 2 Ltd. is owned 90% by TXU Europe Ltd and 10% by TXU Finance (No. 2) Holdings Company. TXU Finance (No. 2) Holdings Company is a wholly-owned subsidiary of the Company. TXU Europe is a wholly-owned subsidiary of TXU International Holdings Limited. TXU United Kingdom Holdings Company owns 85% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance (No. 1) Holdings Company, a Delaware corporation, owns 15% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance No. 1 Holdings Company is a wholly owned subsidiary of TXU United Kingdom Holdings Company which is a wholly-owned subsidiary of the Company.

         8. P. E. Carracha. P.E. Carracha is 40% owned by TXU Europe Energy Trading BV, which is a wholly owned subsidiary of TXU Europe Energy Trading Limited which is a wholly owned subsidiary of TXU (UK) Holdings Limited which is a wholly-owned subsidiary of TXU Europe Group plc which is a wholly-owned subsidiary of The Energy Group Limited, which is a wholly-owned subsidiary of TXU Acquisitions Ltd, which is a wholly-owned subsidiary of TXU Finance No. 2 Ltd. TXU Finance No. 2 Ltd. is owned 90% by TXU Europe Ltd and 10% by TXU Finance (No. 2) Holdings Company. TXU Finance (No. 2) Holdings Company is a wholly-owned subsidiary of the Company. TXU Europe is a wholly-owned


ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES - PAGE 6 subsidiary of TXU International Holdings Limited. TXU United Kingdom Holdings Company owns 85% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance (No. 1) Holdings Company, a Delaware corporation, owns 15% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance No. 1 Holdings Company is a wholly owned subsidiary of TXU United Kingdom Holdings Company which is a wholly-owned subsidiary of the Company.

         9. P. E. Plana. P.E. Plana is 40% owned by TXU Europe Energy Trading BV, which is a wholly owned subsidiary of TXU Europe Energy Trading Limited which is a wholly owned subsidiary of TXU (UK) Holdings Limited which is a wholly-owned subsidiary of TXU Europe Group plc, which is a wholly-owned subsidiary of The Energy Group Limited, which is a wholly-owned subsidiary of TXU Acquisitions Ltd, which is a wholly-owned subsidiary of TXU Finance No. 2 Ltd. TXU Finance No. 2 Ltd. is owned 90% by TXU Europe Ltd and 10% by TXU Finance (No. 2) Holdings Company. TXU Finance (No. 2) Holdings Company is a wholly-owned subsidiary of the Company. TXU Europe is a wholly-owned subsidiary of TXU International Holdings Limited. TXU United Kingdom Holdings Company owns 85% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance (No. 1) Holdings Company, a Delaware corporation, owns 15% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance No. 1 Holdings Company is a wholly owned subsidiary of TXU United Kingdom Holdings Company which is a wholly-owned subsidiary of the Company.

         10. Atro Oyj. Atro Oyj is 45% held by TXU Finland Holdings Limited which is a wholly-owned subsidiary of TXU Europe Group plc, which is, which is a wholly-owned subsidiary of The Energy Group Limited, which is a wholly-owned subsidiary of TXU Acquisitions Ltd, which is a wholly-owned subsidiary of TXU Finance No. 2 Ltd. TXU Finance No. 2 Ltd. is owned 90% by TXU Europe Ltd and 10% by TXU Finance (No. 2) Holdings Company. TXU Finance (No. 2) Holdings Company is a wholly-owned subsidiary of the Company. TXU Europe is a wholly-owned subsidiary of TXU International Holdings Limited. TXU United Kingdom Holdings Company owns 85% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance (No. 1) Holdings Company, a Delaware corporation, owns 15% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance No. 1 Holdings Company is a wholly owned subsidiary of TXU United Kingdom Holdings Company which is a wholly-owned subsidiary of the Company.

         ITEM 2. IDENTIFY ANY DEBT OR OTHER FINANCIAL OBLIGATION OF THE FOREIGN UTILITY COMPANY FOR WHICH THERE IS RECOURSE DIRECTLY OR INDIRECTLY TO THE REPORTING PUBLIC-UTILITY COMPANY OR, IF THE REPORTING COMPANY IS AN EXEMPT HOLDING COMPANY, TO ANY SYSTEM COMPANY. IDENTIFY SEPARATELY ANY DIRECT OR INDIRECT GUARANTEE OF A SECURITY OF A FOREIGN UTILITY COMPANY BY ANY SYSTEM COMPANY.

         1. TXU Electricity. At December 31, 2001, TXU Electricity had an obligation under a Subordinated Loan Facility dated February 24, 1999, as subsequently amended and restated, under which TXU Australia Holdings (Partnership) Limited Partnership, borrowed A$413 million (approximately $US 223 million) from a syndicate of banks comprising Citibank, N.A., Westpac Banking Corporation, The Toronto-Dominion Bank, Australia Branch, Australia and New Zealand Banking Group Limited and Royal Bank of Canada. This subordinated facility was guaranteed by TXU Corp. under a restated Guarantee dated June 30, 2000. This subordinated facility was repaid and was terminated on March 26, 2002.


ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES - PAGE 7

         2. TXU Europe. None.

         3. CMG. On October 28, 1997, CMG entered into a loan with BANORTE, a Mexican bank, for Pesos$20,000,000 (US$2,020,000). On April 1998, CMG entered into another loan with BANORTE for Pesos$52,000,000 (US$5,250,000), terms being for nine-years with a three-year grace period. The assets and permit of CMG are the collateral for the credit.

         4. TXU Networks. TXU Networks borrows money from TXU Australia Holdings (Partnership) Limited Partnership pursuant to a series of inter-company loan agreements as described for TXU Electricity above.

         5. TXU Pty. TXU Pty. borrows money from TXU Australia Holdings (Partnership) Limited Partnership pursuant to a series of inter-company loan agreements as described for TXU Electricity above.

         6. TNE. None.

         7. Kiel. None.

         8. P. E. Carracha. None.

         9. P. E. Plana. None.

         10. Atro Oyj. None.

         ITEM 3. IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN A FOREIGN UTILITY COMPANY AND THE REPORTING PUBLIC-UTILITY COMPANY OR, IF THE REPORTING COMPANY IS AN EXEMPT HOLDING COMPANY, ANY SYSTEM COMPANY. DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD, AND THE FEES OR REVENUES UNDER SUCH CONTRACT(S).

         1. TXU Electricity. None.


ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES - PAGE 8

         2. TXU Europe. None.

         3. CMG. None.

         4. TXU Networks. TXU Networks and TXU Pty. have entered into a Distribution Tariff Agreement under which TXU Pty. pays TXU Networks for services provided related to the provision of distribution services to TXU Pty's customers. The amount paid for distribution services under this agreement is regulated by the Essential Services Commission, the authority responsible for regulation of the energy industry in Victoria, Australia.

         5. TXU Pty. None.

         6. TNE. TNE and TXU Europe Group plc are parties to a management services agreement whereby TNE provides management services to TXU Europe Group plc in respect of the management of two of its electric retail marketing subsidiaries Eastern Norge Svartisen AS and Eastern Norge Kobbelv AS. Minimal fees are paid based on the amount of time spent by certain individuals performing these services.

         7. Kiel. Kiel and TXU Europe Energy Trading (Deutschland) GmbH ("TXU EET"), a wholly-owned subsidiary of TXU Europe Energy Trading BV, have entered into an agreement whereby TXU EET provides management and other corporate services to Kiel. Kiel pays TXU EET its costs to perform such services plus eight percent of such costs.


ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES - PAGE 9

         8. P. E. Carracha. P. E. Carracha and TXU Europe Energy Trading BV ("TXU BV") are parties to an agreement whereby the companies will trade renewable energy produced by the windmill generators when they are completed. No fees were paid to TXU BV during 2001. P. E. Carracha will only pay fees to TXU BV if credits are actually traded and then the fees will be based on market-based rates for renewable credits at the time the credits are traded.

         9. P.E. Plana. P. E. Plana and TXU Europe Energy Trading BV are parties to an agreement whereby the companies will trade renewable energy produced by the windmill generators when they are completed. No fees were paid to TXU BV during 2001. P. E. Plana will only pay fees to TXU BV if credits are actually traded and then the fees will be based on market-based rates for renewable credits at the time the credits are traded.

         10. Atro Oyj. None.

EXHIBIT A. AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH FOREIGN UTILITY COMPANY TO THE REPORTING PUBLIC-UTILITY COMPANY OR, IN THE EVENT THAT THE REPORTING COMPANY IS AN EXEMPT HOLDING COMPANY, TO SYSTEM PUBLIC UTILITY COMPANIES.

         The organizational chart showing the relationship of TXU Electricity, Ltd., TXU Europe Limited, Metrogas, S.A., Compania Mexicana de Gas S.A. de C.V., Comercializadora Metrogas, S.A. de C.V., TXU Networks Pty. Ltd., Kinetic Energy Pty. Ltd., TXU Nordic Energy Oy, Stadtwerke Kiel AG, Parque Eolico La Carracha S.L., Parque Eolico Plana de Jarreta S.L., and Atro Oyj to the Company system public-utility companies is incorporated herein by reference and attached hereto as Exhibit A.

                                    SIGNATURE

         The undersigned company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

                                        TXU Corp.


                                        By: /s/ PETER B. TINKHAM
                                            ---------------------------------
                                            Peter B. Tinkham
                                            Secretary/Assistant Treasurer

Date:    May 1, 2002


ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES - PAGE 10

                                                            TXU Corp.
                                                             [Texas]
                                                                |
                                                                |
                  --------------------------------------------------------------------------------------------
                  |                                 |                             |                          |
                  |                                 |                             |                          |
    TXU Energy Industries Company            TXU Gas Company           TXU US Holdings Company           See Page 2
               [Texas]                           [Texas]                       [Texas]
                  |                             [Utility]                         |
                  |                                                               |
      National Pipeline Company                                     Oncor Electric Delivery Company
               [Texas]                                                         [Texas]
                  |                                                           [Utility]
                  |
    Enserch de Mexico S.A. de C.V.
               [Mexico]
                  |
                  |
  Enserch de Monterrey S.A. de C.V.
               [Mexico]
                  |
                  | 60%
                  |
Compania Mexicana de Gas, S.A. de C.V.
               [Mexico]
                [FUCO]


                           Exhibit A to Annual Report
                           Concerning Foreign Utility
                            Companies - Page 1 of 2

                                                              TXU Corp.
                                                               [Texas]
                                                                  |
                                                                  |
                                            ---------------------------------------------
                                            |                                           |
                                            |                                           |
                             TXU United Kingdom Holdings Company       TXU Finance (No. 2) Holdings Company
                                       [Delaware]                                   [Delaware]             -----------------
                                            |               |                                                              |
                                            |               ----------------------                                         |
                                            |                                    |                                         |
                            TXU Finance (No. 1) Holdings Company                 |                                         |
                                       [Delaware]                                |                                         |
                                            |                                    | 85%                                     |
                                            |                                    |                                         |
                                            | 15%                                |                                   10%   |
                            TXU International Holdings Limited                   |                                         |
                                           [UK]               --------------------                                         |
                                            |                                                                              |
                                            |                                                                              |
         --------------------------------------------------------------------------------                                  |
         |                        |                          |                          |                                  |
 TXU Australia (LP)       TXU Australia (LP)       TXU Australia Holdings       TXU Europe Limited                         |
   No. 1 Limited            No. 2 Limited             (AGP) Pty. Ltd.                  [UK]                                |
        [UK]                     [UK]                    [Australia]                  [FUCO]                               |
  49.75% |                 49.75% |                     .05% |                          | 90%                              |
         |                        |                          |                          |                                  |
         |                        |                          |              TXU Finance (No. 2) Limited --------------------
         |                  TXU Australia                    |                         [UK]
         ------------- Holdings (Partnership) ----------------                          |
                         Limited Partnership                                            |
                             [Australia]                                     TXU Acquisitions Limited
                                  |                                                    [UK]
                                  |                                                     |
                            TXU Australia                                               |
                         Holdings Pty. Ltd.                                  The Energy Group Limited
                             [Australia]                                               [UK]
                                  |                                                     |
                                  |                                                     |
                            TXU Australia                                      TXU Europe Group plc
                              Pty. Ltd.                                                [UK]
                             [Australia]                                                |
                                  |                                                     |
                                  |                            TXU Germany Ltd ---------|----------- TXU (UK) Holdings Ltd
                    ----------------------------                  [England]             |                  [England]
                    |                          |                      |                 |                      |
                    |                          |                  51% |                 |                      |
          TXU (No. 8) Pty. Ltd.        TXU Electricity        Stadtwerke Kiel AG        |                 TXU EET* Ltd
               [Australia]                 Limited                [Germany]             |                  [England]
                    |                    [Australia]               (FUCO)               |                      |
                    |                      [FUCO]                                       |                      |
                    |                                                                   |                 TXU EET* BV
                    |                                                                   |                [Netherlands]
          TXU (No. 9) Pty. Ltd.                                                         |                      |
               [Australia]                                                              |          ------------------------
                    |                                                                   |      40% |                      | 40%
                    |                                                                   |   Parque Eolico La     Parque Eolico Plana
          ----------------------                                                        |      Carracha SL          de Jarreta SL
          |                    |                                                        |        [Spain]               [Spain]
          |                    |                                                        |        (FUCO)                (FUCO)
 TXU Networks (Gas)      TXU Pty. Ltd.                                                  |
      Pty. Ltd.           [Australia]                                    -----------------------------
     [Australia]            [FUCO]                                 80.1% |                           |
       [FUCO]                                                   TXU Nordic Energy Oy     TXU Finland Holdings Ltd
                                                                       [FUCO]                    [England]
                                                                                                     |
                                                                                                     |
                                                                                                  Atro Oyj
                                                                                                   (FUCO)


* - TXU EET = TXU Europe Engergy Trading


                           Exhibit A to Annual Report
                           Concerning Foreign Utility
                             Companies - Page 2 of 2